UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 6-K
________________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of November, 2023
Commission File Number: 001-38262
________________________
LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
________________________
Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)
________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Earnings release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 8, 2023	By:	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

Loma Negra Report 3Q23 results

Buenos Aires, November 8, 2023 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended September 30, 2023 (our “3Q23 Results”).

3Q23 Key Highlights

▪Net sales revenues decreased by 8.3% YoY to Ps. 74,182 million (US$ 212 million), mainly explained by a top line decrease in our core business, Cement, followed by Concrete and Railroad segments, partially compensated by a strong performance of Aggregates.
▪Consolidated Adjusted EBITDA reached Ps. 17,189 million, decreasing 3.9% YoY in adjusted pesos, while in dollars it reached 66 million, down 3.1% from 3Q22.
▪The Consolidated Adjusted EBITDA margin stood at 23.2%, expanding 105 basis points YoY from 22.1%.
▪Net Profit of Ps. 7,501 million, up from a loss of Ps. 29,168 in the same period of the previous year, mainly explained by a lower financial cost.
▪During the quarter, the Company paid the dividend announced in June for the total amount of Ps. 13,700 million, Ps. 23.48 per outstanding share (Ps. 117.40 per ADR).
▪The Company issued its Class 3 of domestic bonds in the total principal amount of US$ 55.0 million with maturity in March 2026 to refinance existing debt with lowering the financial cost and extending the duration.
▪Net Debt /LTM Adjusted EBITDA ratio of 0.97x compared with 0.37x in FY22.
The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29.

Commenting on the financial and operating performance for the third quarter of 2023, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “I'm pleased to share the results of our third quarter with you today. The tendency for the volumes of the industry persists amid the election period and the subsequent uncertainty. As we mentioned the last quarter, cement volumes, although at a lower notch from last year, remain in strong figures of shipments. The volume reached in this period is the second best of history for the industry and the recent figures of October compare almost flat with the same period of 2022.

As we dive into the numbers, we see another robust quarter for LOMA, with EBITDA reaching 66 million dollars with margin expansion despite the decrease in volume, leverage in our effective cost control and operational efficiency.

On the financial side, we issued our Class 3 domestic bonds, receiving an outstanding response from the market. This issuance enabled us to refinance existent cross-border debt, thereby reducing our financial costs and extending the maturity.”

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	74,182	80,878	(8.3)%	210,559	220,154	(4.4)%
Gross Profit	17,251	17,222	0.2%	52,117	59,805	-12.9%
Gross Profit margin	23.3%	21.3%	+196 bps	24.8%	27.2%	-241 bps
Adjusted EBITDA	17,189	17,890	-3.9%	50,671	61,296	-17.3%
Adjusted EBITDA Mg.	23.2%	22.1%	+105 bps	24.1%	27.8%	-378 bps
Net Profit (Loss)	7,501	(29,168)	n/a	19,485	(11,469)	n/a
Net Profit (Loss) attributable to owners of the Company	7,398	(28,936)	n/a	19,627	(10,900)	n/a
EPS	12.6818	-49.4299	n/a	33.6374	-18.6130	n/a
Average outstanding shares (*)	583	585	-0.3%	583	586	-0.4%
Net Debt	75,146	46,940	60.1%	75,146	46,940	60.1%
Net Debt /LTM Adjusted EBITDA	0.97x	0.54x	0.79x	0.97x	0.54x	0.79x
(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended September 30,			Nine-months ended September 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	66,249	31,983	107.1%	152,118	74,310	104.7%
Adjusted EBITDA	20,687	9,264	123.3%	47,386	23,016	105.9%
Adjusted EBITDA Mg.	31.2%	29.0%	+226 bps	31.2%	31.0%	+18 bps
Net Profit (Loss)	2,548	(7,550)	n/a	15,558	5,047	208.2%
Net Debt	75,146	46,940	60.1%	75,146	46,940	0.601
Net Debt /LTM Adjusted EBITDA	0.97x	0.54x	0.79x	0.97x	0.54x	0.79x

In million US$	Three-months ended September 30,			Nine-months ended September 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Ps./US$, av	313.01	135.78	130.5%	247.07	120.41	105.2%
Ps./US$, eop	350.01	147.32	137.6%	350.01	147.32	137.6%
Net revenue	212	236	(10.1)%	616	617	(0.2)%
Adjusted EBITDA	66	68	(3.1)%	192	191	0.3%
Adjusted EBITDA Mg.	31.2%	29.0%	+226 bps	31.2%	31.0%	+18 bps
Net Profit (Loss)	8	(56)	n/a	63	42	50.2%
Net Debt	215	319	-32.6%	215	319	-32.6%
Net Debt /LTM Adjusted EBITDA	0.97x	0.54x	0.79x	0.97x	0.54x	0.79x

Overview of Operations

Sales Volumes
Table 2: Sales Volumes2

		Three-months ended September 30,			Nine-months ended September 30,
		2023	2022	% Chg.	2023	2022	% Chg.
Cement, masonry & lime	MM Tn	1.74	1.88	(7.1)%	4.89	5.02	(2.6)%
Concrete	MM m3	0.15	0.17	(9.4)%	0.46	0.43	6.5%
Railroad	MM Tn	1.16	1.21	(4.2)%	3.20	3.44	(7.0)%
Aggregates	MM Tn	0.34	0.34	0.2%	1.00	0.91	9.7%
2 Sales volumes include inter-segment sales

Sales volumes of Cement, masonry, and lime during 3Q23 decreased by 7.1% to 1.7 million tons. The main factors behind this can be attributed to a decline in demand for bagged cement within the retail sector, which was partially offset by growth in bulk dispatches. This growth was driven by increased demand from concrete producers, on the back of private construction projects and small-scale public works, maintaining the tendency from previous quarters. Regarding the volume of the Concrete segment, it showed a decrease of 9.4% YoY, where some major projects found their pace affected by the macroeconomic volatility. Despite this, concrete consumption continues to be a fundamental driver of growth in bulk cement shipments. On the other side, volumes for the Aggregates segment remained flat, with robust demand supported by a stable production.

The volumes of the Railway segment experienced a contraction of 4.2% compared to the same quarter of 2022. We continued to face a sluggish transportation market significantly impacted by drought, that increases the availability of trucks coupled with a reduced construction activity, resulting in lower transported volumes of aggregates, grains, and fracsand.
Review of Financial Results
Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Net revenue	74,182	80,878	(8.3)%	210,559	220,154	-4.4%
Cost of sales	(56,931)	(63,656)	(10.6)%	(158,442)	(160,349)	-1.2%
Gross profit	17,251	17,222	0.2%	52,117	59,805	-12.9%
Selling and administrative expenses	(6,157)	(6,270)	(1.8)%	(18,727)	(18,915)	-1.0%
Other gains and losses	262	(294)	n/a	650	(259)	n/a
Tax on debits and credits to bank accounts	(795)	(787)	0.9%	(2,345)	(2,182)	7.5%
Finance gain (cost), net
Gain on net monetary position	28,991	8,785	230.0%	54,914	15,497	254.4%
Exchange rate differences	(16,538)	(2,110)	683.8%	(28,743)	(8,966)	220.6%
Financial income	530	252	110.8%	3,617	2,922	23.8%
Financial expense	(14,564)	(43,326)	(66.4)%	(35,489)	(45,999)	-22.8%
Profit (Loss) before taxes	8,980	(26,530)	n/a	25,994	1,903	1266.2%
Income tax expense
Current	1,775	(637)	n/a	(2,509)	(7,176)	-65.0%
Deferred	(3,254)	(2,001)	62.6%	(4,000)	(6,196)	-35.4%
Net profit (Loss)	7,501	(29,168)	n/a	19,485	(11,469)	n/a

Net Revenues

Net revenue decreased 8.3% to Ps. 74,182 million in 3Q23, from Ps. 80,878 million in the comparable quarter last year, with a decline across all segments except for Aggregates.
Cement, masonry cement and lime segment was down 12.8% YoY, with volumes contracting 7.1% mainly due to a decline in the bagged cement sales, following the tendency of previous quarters, also affected by softer price dynamics that, even moving with inflation, showed a decrease due to higher monthly inflation figures and the price adjustments timing.

Concrete registered a decrease in its topline of 4.2% compared with 3Q22, primarily because of lower volumes, that were down 9.4%. This effect was partially offset by the good price performance in the segment. The Aggregates segment posted an increase in revenues of 17.5%, supported by a positive price performance as the volume remained flattish.

Railroad revenues decreased 4.5% in 3Q23 compared to the same quarter of 2022, where the transported volume decreased 4.2% in the quarter, affected by the decrease in transported volumes of aggregates and fracsand, while the price remained almost flat. A higher price performance was offset by product mix, as the lower volumes of fracsand affected the average price per ton, as is by far the product with longer average transported distance.
Cost of sales, and Gross profit

Cost of sales decreased 10.6% YoY, reaching Ps. 56,931 million in 3Q23, mainly due to the decrease in sales volumes of the Cement segment and the lower impact of depreciations in the Cement and Railroad segments, partially offset by higher sales volumes in Aggregates. Regarding Cement cost of sales, the segment posted a decrease of 9% in per ton basis, the main reason for this was the reduction in energy inputs, primarily driven by a higher use of natural gas in our thermal energy matrix, couple with a lower price of this input. In the same sense, the cost of electrical energy is significantly decreasing as electrical generation is taking advantage of lower liquefied natural gas prices. Additionally, by the end of the quarter, the new pipeline began injecting natural gas from Vaca Muerta into the transportation system, gradually reducing the need for liquid fuels and imported liquefied natural gas. Furthermore, there were lower depreciation and freight costs.

Although the decrease in revenue, Gross Profit remained almost flat, slightly up 0.2% YoY to Ps. 17,251 million in 3Q23, from Ps. 17,222 million in 3Q22, with a gross profit margin expansion of 196 basis points YoY to 23.3%.
Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 3Q23 decreased 1.8% YoY to Ps. 6,157 million, from Ps. 6,270 million in 3Q22, mainly due to a decrease in freights and taxes. As a percentage of sales, SG&A showed an increase against 3Q22 of 55 basis points, reaching 8.3% mainly due to the decrease in the top line.
Adjusted EBITDA & Margin
Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Adjusted EBITDA reconciliation:
Net profit (Loss)	7,501	(29,168)	n/a	19,485	(11,469)	n/a
(+) Depreciation and amortization	5,833	7,233	(19.3)%	16,631	20,665	-19.5%
(+) Tax on debits and credits to bank accounts	795	787	0.9%	2,345	2,182	7.5%
(+) Income tax expense	1,480	2,638	-43.9%	6,508	13,371	-51.3%
(+) Financial interest, net	12,852	6,269	105.0%	28,119	4,637	506.3%
(+) Exchange rate differences, net	16,538	2,110	683.8%	28,743	8,966	220.6%
(+) Other financial expenses, net	1,181	36,805	(96.8)%	3,753	38,439	-90.2%
(+) Gain on net monetary position	(28,991)	(8,785)	230.0%	(54,914)	(15,497)	254.4%
Adjusted EBITDA	17,189	17,890	-3.9%	50,671	61,296	-17.3%
Adjusted EBITDA Margin	23.2%	22.1%	+105 bps	24.1%	27.8%	-378 bps

Adjusted EBITDA decreased 3.9% YoY in the third quarter of 2023 to Ps. 17,189 million from Ps. 17,890 million in the same period of the previous year, mainly affected by lower adjusted EBITDA generated by our cement business. Regarding the other businesses, the better performance of the Railroad segment partially compensated the decrease in the EBITDA generation of the Concrete and Aggregates segments.

Likewise, the Adjusted EBITDA margin expanded 105 basis points to 23.2% compared to 22.1% in 3Q22, mainly due to the expansion of the Cement and Railroad margins partially offset by a decrease in Concrete and Aggregates. Third quarter´s margin is typically the lowest margin of the year due to the impact of winter energy costs.
In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment expanded 252 bps to 26.8%, mainly, this was achieved through efficient cost management driven by improved energy inputs, which offset a lower top line performance. Prices, despite being adjusted by inflation, decreased when compared with 3Q22 due to high monthly inflation figures and the timing of the price adjustments. This effect was coupled with lower sales volume, primarily in bagged cement.

Concrete Adjusted EBITDA margin contracted 179 bps, and stood at 0.6%, from 2.4% in 3Q22. Despite a strong price performance, it couldn't fully offset the lower volume and increased sales costs, mainly impacted by aggregates and freights.

The Adjusted EBITDA margin of Aggregates contracted to 4.8%, from 12.2% in 3Q22, mainly due to higher sales costs, partially compensated by a positive price performance.
Finally, the Adjusted EBITDA margin of the Railroad segment expanded 428 bps to 4.2% in the third quarter, from negative 0.1% in 3Q22, principally due to positive costs effects and lower SG&A, while the price performance remained almost flat, despite the negatively impacted of the mix of transported volumes, where the decrease in fracsand impacted the average transported distance, affecting the average price.

Finance Costs-Net
Table 5: Finance Gain (Cost), net
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,
	2023	2022	% Chg.	2023	2022	% Chg.
Exchange rate differences	(16,538)	(2,110)	683.8%	(28,743)	(8,966)	220.6%
Financial income	530	252	110.8%	3,617	2,922	23.8%
Financial expense	(14,564)	(43,326)	(66.4)%	(35,489)	(45,999)	-22.8%
Gain on net monetary position	28,991	8,785	230.0%	54,914	15,497	254.4%
Total Finance Gain (Cost), Net	(1,581)	(36,400)	(95.7)%	(5,701)	(36,546)	-84.4%

During 3Q23, the Company reported a total net financial cost of Ps. 1.6 billion compared to a total net financial cost of Ps. 36.4 billion in 3Q22, mainly due to the impact in the financial expense in 3Q22 generated by the cancellation of debt in foreign currency with local funding. On the other hand, the gain on the monetary position more than compensated the negative impact of the exchange rate differences.

Net Profit and Net Profit Attributable to Owners of the Company

Net Gain of Ps. 7,501 million in 3Q23 compared to a Net Loss of Ps. 29,168 million in the same period of the previous year. The improvement in the financial cost explains most of the variation, as the operational result remained stable.

Net Gain Attributable to Owners of the Company stood at Ps. 7,398 million. During the quarter, the Company reported a gain per common share of Ps. 12.6818 and an ADR gain of Ps. 63.4088, compared to a loss per common share of Ps. 49.4299 and a loss per ADR of Ps. 247.1493 in 3Q22.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)

	September 30,		As of December, 31
	2023	2022	2022

Total Debt	96,055	55,196	42,195
- Short-Term Debt	51,867	35,254	22,124
- Long-Term Debt	44,189	19,943	20,071
Cash, Cash Equivalents and Investments	(20,909)	(8,257)	(9,977)
Total Net Debt	75,146	46,940	32,219
Shareholder's Equity	204,958	229,082	235,548
Capitalization	301,013	284,278	277,743
LTM Adjusted EBITDA	77,432	86,684	88,057
Net Debt /LTM Adjusted EBITDA	0.97x	0.54x	0.37x

As of September 30, 2023, total Cash, Cash Equivalents, and Investments were Ps. 20,909 million compared with Ps. 8,257 million as of September 30, 2022. Total debt at the close of the quarter stood at Ps. 96,055 million, composed by Ps. 51,867 million in short-term borrowings, including the current portion of long-term borrowings (or 54% of total borrowings), and Ps. 44,189 million in long-term borrowings (or 46% of total borrowings). In the quarter the company issued a domestic bond in the total principal amount of US$ 55.0 million with maturity in 1Q26.

At the close of the third quarter of 2023, 64% (or Ps. 61,943 million) of Loma Negra’s total debt was denominated in U.S. dollars, and 36% (or Ps. 34,112 million) was in Pesos. The average duration of Loma Negra’s total debt was 1.5 years.

As of September 30, 2023, 50% of the Company's consolidated loans accrued interest at a variable rate. The debt denominated in dollars with rates based on SOFR, while the portion in Argentine pesos principally accrued interest based on BADLAR. The remaining 50% accrues interest at a fixed rate in foreign currency.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.97x as of September 30, 2023, from 0.37x as of December 31, 2022, as a result of an increase in the debt position with the goal of achieving a more efficient capital structure.

Cash Flows
Table 7: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,		Nine-months ended September 30,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	7,501	(29,168)	19,485	(11,469)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	6,109	48,006	23,247	68,500

Changes in operating assets and liabilities	1,003	8,428	(4,350)	(16,175)
Net cash generated by operating activities	14,613	27,265	38,383	40,857

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.	100	—	424	189
Property, plant and equipment, Intangible Assets, net	(4,361)	(3,726)	(11,545)	(9,070)
Contributions to Trust	(50)	(137)	(310)	(347)
Net cash (used in) investing activities	(4,311)	1,845	(11,431)	(3,521)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(2,268)	(18,564)	50,397	11,051
Dividends paid	(17,540)	(27,786)	(56,647)	(44,298)
Share repurchase plan	0	—	—	(2,077)
Net cash generated by (used in) by financing activities	(19,808)	(46,350)	(6,250)	(35,324)

Net increase (decrease) in cash and cash equivalents	(9,506)	(17,240)	20,702	2,012
Cash and cash equivalents at the beginning of the year	32,482	31,676	9,977	13,081
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(2,855)	(5,782)	(11,510)	(7,084)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	787	(397)	1,741	248
Cash and cash equivalents at the end of the period	20,909	8,257	20,909	8,257

In 3Q23, our operating cash generation stood at Ps. 14,613 million, compared to Ps. 27,265 million in the same period of the previous year, where the decrease in the net profit adjusted to reconcile to net cash provided by operating activities coupled with a lower positive effect of the working capital, mainly due to a lower utilization of inventories and higher income tax advances.

During 3Q23, the Company used cash in financing activities for Ps. 19,808 million, mainly in the payment of dividends, interests, and the repayment of borrowings, partially compensated by the issuance of the Class 3 bond and the net proceeds from borrowings. Regarding cash used in investing activities, the Company used a total of Ps. 4,311 million, mainly due to maintenance capex, partially offset by proceeds from disposal of property, plant and equipment.

Dividends Distribution

On June 23, 2023, the Board of Directors approved the payment of dividends for a total amount of Ps. 13,700 million, equivalent to Ps. 23.47968399176 per outstanding share (Ps. 117.3984199588 per ADS), through the partially withdraw of funds from the Reserve for Future Dividends. The total amount was distributed in cash in July 2023.

Domestic Bond Issuance

On September 11, 2023, the Company issued its Class 3 of domestic bonds in the total principal amount of US$ 55.0 million. Terms of the issue are as outlined below.

Amount of Issue	US$ 55 million
Issue Price	100% of principal amount
Interest rate	7.49% per annum
Interest payments	semiannually
Maturity	Bullet - 30 months

Recent Events

Stipulation of Settlement Agreement

On October 11th, the Company announced a stipulation of settlement with respect to the shareholder class action lawsuit captioned “Dan Kohl v. Loma Negra CIASA, et al. – Index No. 653114/2018 (District Court for the Southern District of New York)” (the “Class Action”).

The settlement is subject to the approval of the New York State Court, which will take several months. All material payment obligations under the settlement are covered by D&O insurance policies.

The settlement contains no admission of concession of any liability of wrongdoing by Loma Negra or other defendant in the Class Action and provides a full release of all the claims.

Domestic Bond Issuance

On November 2, 2023, the Company issued its Class 4 of domestic bonds in the total principal amount of US$ 10.0 million. Terms of the issue are as outlined below.

Amount of Issue	US$ 10 million
Issue Price	100% of principal amount
Interest rate	6% per annum
Interest payments	semiannually
Maturity	Bullet - 30 months

3Q23 Earnings Conference Call

When:	10:00 a.m. U.S. ET (12:00 p.m. BAT), November 9, 2023
Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)
Password:	Loma Negra Call
Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=Ar80iQjP
Replay:	A telephone replay of the conference call will be available until November 16, 2023. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 9040275. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com
Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.
Net Debt is calculated as borrowings less cash, cash equivalents and marketable securities.
About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com.
Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.
IR Contacts
Marcos I. Gradin, Chief Financial Officer and Investor Relations
Diego M. Jalón, Investor Relations Manager
+54-11-4319-3050
investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)

	As of September 30,	As of December 31,
	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	307,508	311,778
Right to use assets	1,781	2,134
Intangible assets	985	955
Investments	21	21
Goodwill	207	207
Inventories	13,817	12,961
Other receivables	2,203	2,278
Total non-current assets	326,522	330,334
Current assets
Inventories	44,403	41,451
Other receivables	9,917	11,884
Trade accounts receivable	18,981	18,534
Investments	9,152	8,626
Cash and banks	11,757	1,350
Total current assets	94,210	81,846
TOTAL ASSETS	420,732	412,180
SHAREHOLDER'S EQUITY
Capital stock and other capital related accounts	79,421	77,077
Reserves	107,893	154,136
Retained earnings	17,389	3,938
Accumulated other comprehensive income	-	-
Equity attributable to the owners of the Company	204,703	235,152
Non-controlling interests	254	396
TOTAL SHAREHOLDER'S EQUITY	204,958	235,548
LIABILITIES
Non-current liabilities
Borrowings	44,189	20,071
Accounts payables	-	-
Provisions	2,736	2,655
Salaries and social security payables	225	192
Debts for leases	1,293	1,591
Other liabilities	189	334
Deferred tax liabilities	70,979	66,979
Total non-current liabilities	119,611	91,822
Current liabilities
Borrowings	51,867	22,124
Accounts payable	29,441	35,956
Advances from customers	2,755	3,578
Salaries and social security payables	6,568	9,033
Tax liabilities	4,485	5,922
Debts for leases	544	574
Other liabilities	504	7,622
Total current liabilities	96,164	84,810
TOTAL LIABILITIES	215,774	176,632
TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES	420,732	412,180

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,
	2023	2022	% Change	2023	2022	% Change
Net revenue	74,182	80,878	(8.3)%	210,559	220,154	(4.4)%
Cost of sales	(56,931)	(63,656)	(10.6)%	(158,442)	(160,349)	(1.2)%
Gross Profit	17,251	17,222	0.2%	52,117	59,805	-12.9%
Share of loss of associates	-	-	n/a	-	-	n/a
Selling and administrative expenses	(6,157)	(6,270)	(1.8)%	(18,727)	(18,915)	(1.0)%
Other gains and losses	262	(294)	n/a	650	(259)	n/a
Tax on debits and credits to bank accounts	(795)	(787)	0.9%	(2,345)	(2,182)	7.5%
Finance gain (cost), net
Gain on net monetary position	28,991	8,785	230.0%	54,914	15,497	254.4%
Exchange rate differences	(16,538)	(2,110)	683.8%	(28,743)	(8,966)	220.6%
Financial income	530	252	110.8%	3,617	2,922	23.8%
Financial expenses	(14,564)	(43,326)	(66.4)%	(35,489)	(45,999)	(22.8)%
Profit (loss) before taxes	8,980	(26,530)	n/a	25,994	1,903	1266.2%
Income tax expense
Current	1,775	(637)	n/a	(2,509)	(7,176)	-65.0%
Deferred	(3,254)	(2,001)	62.6%	(4,000)	(6,196)	-35.4%
Net Profit (Loss)	7,501	(29,168)	n/a	19,485	(11,469)	n/a
Net Profit (Loss) for the period attributable to:
Owners of the Company	7,398	(28,936)	n/a	19,627	(10,900)	n/a
Non-controlling interests	102	(232)	n/a	(141)	(569)	(75.1)%
NET PROFIT (LOSS) FOR THE PERIOD	7,501	(29,168)	n/a	19,485	(11,469)	n/a
Earnings per share (basic and diluted):	12.6818	(49.4299)	n/a	33.6374	(18.6130)	n/a

Table 10: Condensed Interim Consolidated Statement of Cash Flows
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,		Nine-months ended September 30,
	2023	2022	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Profit (Loss)	7,501	(29,168)	19,485	(11,469)
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,480	2,638	6,508	13,371
Depreciation and amortization	5,833	7,233	16,631	20,665
Provisions	1,151	727	2,751	1,965
Exchange rate differences	13,125	3,929	21,123	5,878
Interest expense	12,942	6,282	30,925	5,895
Loss on transactions with securities	729	35,827	729	35,827
Gain on disposal of property, plant and equipment	(191)	36	(410)	(4)
Gain on net monetary position	(28,991)	(8,785)	(54,914)	(15,497)
Impairment of trust fund	17	99	(205)	284
Share-based payment	15	20	107	116
Changes in operating assets and liabilities
Inventories
Other receivables	(4,367)	(2,546)	713	(4,018)
Trade accounts receivable	(6,459)	(5,088)	(14,346)	(10,945)
Advances from customers	61	1,297	253	416
Accounts payable	5,568	5,454	13,722	8,569
Salaries and social security payables	1,369	1,335	2,298	2,792
Provisions	(256)	(385)	(459)	(551)
Tax liabilities	5,062	6,061	2,780	8,456
Other liabilities	284	333	1,187	(45)
Income tax paid	(2,388)	(3,596)	(6,102)	(17,511)
Net cash generated by (used in) operating activities	14,613	27,265	38,383	40,857

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Yguazú Cementos S.A.
Proceeds from disposal of Property, plant and equipment	688	(17)	700	57
Payments to acquire Property, plant and equipment	(4,993)	(3,648)	(11,950)	(9,057)
Payments to acquire Intangible Assets	(57)	(61)	(295)	(70)
Proceeds from maturity investments	0	5,707	-	5,707
Contributions to Trust	(50)	(137)	(310)	(347)
Net cash generated by (used in) investing activities	(4,311)	1,845	(11,431)	(3,521)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from non-convertible negotiable obligations
Proceeds from borrowings	7,852	62,801	36,835	103,722
Loss on transactions with securities	(729)	(35,827)	(729)	(35,827)
Interest paid	(10,544)	(4,864)	(25,299)	(5,578)
Dividends paid	(17,540)	(27,786)	(56,647)	(44,298)
Debts for leases	(171)	(66)	(471)	(296)
Repayment of borrowings	(17,906)	(40,608)	(50,031)	(50,971)
Share repurchase plan	0	—	—	(2,077)
Net cash generated by (used in) financing activities	(19,808)	(46,350)	(6,250)	(35,324)
Net increase (decrease) in cash and cash equivalents	(9,506)	(17,240)	20,702	2,012
Cash and cash equivalents at the beginning of the period	32,482	31,676	9,977	13,081
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(2,855)	(5,782)	(11,510)	(7,084)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	787	(397)	1,741	248

Cash and cash equivalents at the end of the period	20,909	8,257	20,909	8,257

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,				Nine-months ended September 30,
	2023	%	2022	%	2023	%	2022	%
Net revenue	66,249	100.0%	31,983	100.0%	152,118	100.0%	74,310	100.0%
Cement, masonry cement and lime	58,431	88.2%	28,377	88.7%	133,033	87.5%	65,760	88.5%
Concrete	6,012	9.1%	2,799	8.8%	14,967	9.8%	6,127	8.2%
Railroad	5,240	7.9%	2,418	7.6%	11,934	7.8%	5,994	8.1%
Aggregates	2,090	3.2%	784	2.5%	4,690	3.1%	1,787	2.4%
Others	384	0.6%	168	0.5%	831	0.5%	476	0.6%
Eliminations	(5,908)	-8.9%	(2,562)	-8.0%	(13,338)	-8.8%	(5,832)	-7.8%
Cost of sales	41,856	100.0%	21,069	100.0%	95,750	100.0%	47,348	100.0%
Cement, masonry cement and lime	35,172	84.0%	17,948	85.2%	79,350	82.9%	39,747	83.9%
Concrete	5,667	13.5%	2,637	12.5%	14,101	14.7%	5,859	12.4%
Railroad	4,745	11.3%	2,309	11.0%	10,934	11.4%	5,739	12.1%
Aggregates	1,919	4.6%	642	3.0%	4,129	4.3%	1,549	3.3%
Others	261	0.6%	94	0.4%	573	0.6%	287	0.6%
Eliminations	(5,908)	-14.1%	(2,562)	-12.2%	(13,338)	-13.9%	(5,832)	-12.3%
Selling, admin. expenses and other gains & losses	4,764	100.0%	2,487	100.0%	11,757	100.0%	6,098	100.0%
Cement, masonry cement and lime	4,183	87.8%	2,175	87.4%	10,249	87.2%	5,351	87.7%
Concrete	244	5.1%	103	4.2%	594	5.0%	249	4.1%
Railroad	205	4.3%	138	5.6%	600	5.1%	335	5.5%
Aggregates	22	0.5%	14	0.6%	47	0.4%	24	0.4%
Others	110	2.3%	56	2.3%	267	2.3%	140	2.3%
Depreciation and amortization	1,059	100.0%	837	100.0%	2,775	100.0%	2,152	100.0%
Cement, masonry cement and lime	828	78.2%	644	76.9%	2,187	78.8%	1,645	76.4%
Concrete	31	2.9%	11	1.3%	71	2.6%	45	2.1%
Railroad	148	14.0%	170	20.4%	380	13.7%	434	20.1%
Aggregates	51	4.8%	10	1.2%	132	4.8%	25	1.2%
Others	1	0.1%	1	0.1%	4	0.1%	4	0.2%
Adjusted EBITDA	20,687	100.0%	9,264	100.0%	47,386	100.0%	23,016	100.0%
Cement, masonry cement and lime	19,904	96.2%	8,898	96.0%	45,621	96.3%	22,307	96.9%
Concrete	131	0.6%	69	0.7%	343	0.7%	64	0.3%
Railroad	438	2.1%	141	1.5%	780	1.6%	354	1.5%
Aggregates	199	1.0%	138	1.5%	647	1.4%	239	1.0%
Others	15	0.1%	18	0.2%	(6)	—%	53	0.2%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(3,499)		8,626		3,285		38,280
Depreciation and amortization	(5,833)		(7,233)		(16,631)		(20,665)
Tax on debits and credits banks accounts	(795)		(787)		(2,345)		(2,182)
Finance gain (cost), net	(1,581)		(36,400)		(5,701)		(36,546)
Income tax	(1,480)		(2,638)		(6,508)		(13,371)
Share of profit of associates	-		-		-		-
Impairment of property, plant and equipment	-		—		-		—
NET PROFIT (LOSS) FOR THE PERIOD	7,501		(29,168)		19,485		(11,469)